Filed by General Geophysics Co.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Veritas DGC Inc.
Commission File No.: 001-07427
On October 10, 2006, Robert Brunck, Chairman and CEO of Compagnie Générale de Geophysique, sent the following communication, in the English and French languages, to the employees of CGG.

Paris, October 10th, 2006
CGG-VERITAS
Integration committees
With the assistance of our legal advisors, we have identified the areas where CGG and Veritas can start planning for the integration of our two companies. There will be two phases, one pre-closing phase, which can start immediately, and one that we will be able to start only once the closing of the merger is done.
These two phases and the relevant integration committees are identified here below.
Pre-closing phase
Integration Steering Committee:
Scope:
–	Definition of the main directions and guidelines of the integration process,

–	Coordination and monitoring of the other integration committees,

–	Meets monthly and as needed.
A Project Office will also be formed. Its main objective will be to ensure the efficiency of the overall integration process, including the timely issuance of the work synthesis of the committees.
Organization Committee:
This committee is divided in two sub-committees, which from time to time will meet as one to work on common subjects (as for example the organization of the support functions of Services). These two sub-committees are:
Services Organization Committee:
Scope:
–	Definition of the detailed organization of Services, including the definition of roles, responsibilities and management systems.
Support Functions Organization Committee:
Scope:
–	Definition of the detailed organization of the support functions of both Corporate and Services, including the definition of roles, responsibilities and management systems.
.../...

Technology Committee
Scope:
–	Definition of the R&D organization of Services, including the definition of roles, responsibilities and management systems.
Two Work Groups, each addressing one specific data processing topic, report to this committee:
–	Data processing IT

–	Data processing software & methodology
QHSE Management systems Committee :
Scope
–	Definition of the plan of convergence of the QHSE management systems,

–	Definition of a first phase aimed at bridging the two existing management systems.
HR Management Systems and Training Committee
Scope:
–	Definition of the integration plan of the HR management systems (excluding remuneration and benefits) and of the internal training,

–	Definition of common key performance indicators for the calendar year 2007 bonus plan.
Management Information Systems committee
Scope
–	Definition of the architecture and plan of convergence of the MIS systems,

–	Meets as necessary and report to the Integration Steering Committee.
Post closing phase
The Integration Steering Committee will be maintained as long as necessary. The five following committees will report to the Integration Steering Committee:
–	The Technology Committee, which will continue as long as necessary with its two specific data processing work groups for IT and software and methodology,

–	The QHSE Management System Committee, which will continue as long as necessary,

–	The Management Information System Committee, which will continue as long as necessary,

–	The HR Management System and training ( CGG-Veritas University) Committee, which, at this stage, will add to its scope of work issues related to classification, remunerations, and benefits,

–	The Synergies Committee which will be created at closing. Its scope will be to define and monitor the action plan related to synergies.
During the post-closing integration period, as many workgroups as necessary will be set up in the same spirit, in order to follow a well defined process. Such process will allow to prepare the integration of departments and divisions, by identifying the key success factors, the major sensitivities to be aware of and the integration and communication planning.

CAUTIONARY LANGUAGE REGARDING FORWARD LOOKING STATEMENTS
     This document contains or incorporates by reference statements regarding the proposed transaction between Veritas and CGG, and may contain or incorporate by reference statements regarding the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the proposed transaction and other statements about CGG’s management’s future expectations, beliefs, goals, plans or prospects that are based on current expectations and estimates about Veritas and CGG and the combined group, as well as Veritas’ and CGG’s and the combined group’s future performance and the industries in which Veritas and CGG operate and the combined group will operate, in addition to managements’ assumptions. Words such as “expects,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act, which are not statements of historical facts. These forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess. Therefore, actual outcomes and results may differ materially from what is expressed or forecast in such forward-looking statements. These risks and uncertainties are based upon a number of important factors including, among others: the ability to consummate the proposed transaction; the failure of CGG shareholders to approve the issuance of CGG common shares for the merger or the failure of Veritas shareholders to adopt the merger agreement; difficulties and delays in obtaining regulatory approvals for the proposed transaction; the risks that synergies and cost savings from the merger may not be fully realized or take longer to realize than expected; potential difficulties in meeting conditions set forth in the merger agreement; changes in international economic and political conditions, and in particular in oil and gas prices; our ability to reduce costs; our ability to finance the cash portion of the merger consideration and our operations on acceptable terms; the timely development and acceptance of our new products and services; the effects of competition; political, legal and other developments in foreign countries; the timing and extent of changes in exchange rates for non-U.S. currencies and interest rates; the accuracy of our assessment of risks related to acquisitions, projects and contracts, and whether these risks materialize; our ability to integrate successfully the businesses or assets we acquire; our ability to sell our seismic data library; and our ability to access the debt and equity markets during the periods covered by the forward-looking statements, which will depend on general market conditions and on our credit ratings for our debt obligations.
Additional factors that may affect future results are contained in CGG’s and Veritas’ filings with the U.S. Securities and Exchange Commission (the “SEC”) and similar filings by Veritas with Canadian securities regulators. Except to the extent required under applicable laws and the rules and regulations of applicable securities regulators (including the SEC), neither CGG nor Veritas is under any obligation, and each expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statements, whether as a result of new information, future events, developments, changes in assumptions or otherwise.
IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC AND SECURITIES REGULATORS IN CANADA AND SUBMITTED TO THE APPROVAL OF THE AMF
In connection with their proposed combination, CGG and Veritas intend to file relevant materials with the SEC and, in the case of Veritas, with Canadian securities regulators, including the filing by CGG of a Registration Statement on Form F-6 and a Registration Statement on Form F-4 (collectively, the “Registration Statements”), which will include a preliminary prospectus and related materials to register with the SEC the CGG American Depositary Shares (“ADSs”), as well as the CGG ordinary shares underlying such CGG ADSs, to be issued to holders of Veritas common shares and convertible debt, and Veritas and CGG plan to file with the SEC and with Canadian securities regulators and mail to their respective stockholders a proxy statement/prospectus relating to the proposed transaction. In connection with the proposed combination of CGG and Veritas and the admission to trading on Eurolist by Euronext Paris of the new CGG shares to be issued in exchange for Veritas common shares and convertible debt, CGG intends to submit a prospectus (the “French Prospectus”), comprised of CGG’s registration document (document de référence) and a note d’opération, to the approval (visa) of the French AMF. The Registration Statements, the joint proxy statement/prospectus and the French Prospectus will contain important information about CGG, Veritas, the proposed combination, certain risks and related matters. Investors and security holders are urged to read the Registration Statements, the proxy statement/prospectus and the French Prospectus (and any amendments or supplements to them) carefully when they are available. Investors and security holders will be able to obtain free copies of the Registration Statements and the proxy statement/prospectus and other documents filed with the SEC by Veritas and CGG through the web site maintained by the SEC at www.sec.gov and through the website maintained by Canadian securities regulators at www.sedar.com, and the French Prospectus, subject to the approval (visa) by the AMF and when available, through the web site maintained by the AMF at www.amf-france.org. In addition, investors and security holders will be able to obtain free copies of the Registration Statements, the proxy statement/prospectus, and, subject to the approval (visa) by the AMF, the French Prospectus, when they become available from CGG by contacting invrel@cgg.com or by telephone at +33 1 64 47 38 31.
Veritas, CGG and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information regarding CGG’s directors and executive officers is available in CGG’s Form 20-F filed with the SEC on May 9, 2006 and in CGG’s registration document (document de référence) filed with the AMF on the same date. Information regarding Veritas directors and executive officers can be found in Veritas’ proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on October 28, 2005 and with the Canadian securities regulators on November 4, 2005, and its 2005 annual report on Form 10-K filed with the SEC on October 12, 2005 and with the Canadian securities regulators on October 18, 2005. These documents are available free of charge at the SEC’s web site at www.sec.gov and at www.sedar.com or at the AMF’s website at www.amf-france.org. In addition, investors and security holders will be able to obtain free copies of these documents from CGG by contacting invrel@cgg.com or by telephone at +33 1 64 47 38 31. Additional information regarding the interests of such potential participants in the transaction described herein will be included in the Registration Statements and proxy statement/prospectus described above and other relevant materials filed with the SEC and the Canadian securities regulators, when they become available.